EXHIBIT 7(d)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ODS TECHNOLOGIES, L.P., Plaintiffs, v. DAVID M. MARSHALL, CHARLES F. CHAMPION, GARY ALDELSON, GUY CHIPPARONI, JAMES EDGAR, JOSEPH F. BARLETTA and YOUBET.COM, INC., Defendants.	) ) ) ) ) ) ) ) ) ) ) ) ) )	Civil Action No. 20527

MEMORANDUM OPINION

Date Submitted: September 24, 2003

Date Decided: September 25, 2003

Kevin G. Abrams, Srinivas M. Raju, J. Travis Laster (argued), Thad J. Bracegirdle, and John D. Hendershot, of RICHARDS, LAYTON & FINGER, Wilmington, Delaware; OF COUNSEL: BAKER BOTTS L.L.P., New York, New York, Attorneys for Plaintiff.

James P. Hughes, Jr. and John J. Paschetto, of YOUNG, CONAWAY, STARGATT & TAYLOR, LLP, Wilmington, Delaware; OF COUNSEL: Alan M. Fisch (argued), Kelly A. Clement, Brent H. Allen, Jason F. Hoffman, Alexander B. Berger, and Jennifer R. Bagosy, of HOWREY SIMON ARNOLD & WHITE, LLP, Washington, D.C., Attorneys for Defendants.

CHANDLER, Chancellor

Plaintiff ODS Technology, L.P. d/b/a TVG Network (“TVG”) filed this action on September 5, 2003. TVG seeks to enjoin Youbet.com, Inc. (“Youbet”) from proceeding with its annual meeting of shareholders (the “Annual Meeting”) pending the correction of alleged breaches of the duty of disclosure in connection with the Proxy Statement filed by Youbet in advance of the Annual Meeting. This Court expedited the proceedings and on September 24, 2003, heard TVG’s motion for a preliminary injunction.1

I. BACKGROUND

Plaintiff TVG, a shareholder of Youbet, is a Delaware limited partnership that develops interactive gambling systems for horse racing and owns intellectual property rights related to such systems.

Defendant Youbet is a Delaware corporation that provides services which enables individuals to gamble on horse racing events over the internet. The remaining defendants are members of Youbet’s board of directors (the “Board”). Defendant Charles Champion has served as Youbet’s CEO since September 2000 and Chairman of Youbet’s board since August 5, 2003. Defendant David Marshall is co-founder of Youbet and current Vice Chairman of Youbet’s board. Defendant Guy Chipparoni has been a director of Youbet since 1998; Defendant Gary Adelson since April 2002; Defendant James Edgar since June 2002; and Defendant Joseph Barletta since December 2002.

On May 18, 2001, TVG and Youbet entered in a License and Content Agreement (the “License Agreement”) pursuant to which TVG granted Youbet non-exclusive licenses to certain of TVG’s patent rights and simulcast audio and video content. According to a Youbet press

1 The plaintiff also brought a fiduciary duty claim based on an entrenchment theory, but this Court did not expedite that claim and it is not considered for purposes of the instant motion.

release issued on May 21, 2001, the License Agreement was “integral to [Youbet] gaining broad market penetration and growth.”2

In partial consideration for providing these licenses and intellectual property rights to Youbet, TVG received two warrants. The parties also signed a related Warranted Issuance Agreement. The Initial Warrant, exercised on June 13, 2002, entitled TVG to purchase 3,884,650 shares of Youbet common stock. The Additional Warrant entitled TVG to purchase a number of shares of Youbet common stock which, when aggregated with the 3,884,650 shares issued under the Initial Warrant, would result in TVG owning 51% of Youbet’s common stock on a fully diluted basis. The aggregate exercise price exceeds $41 million. TVG has not exercised the Additional Warrant, and it expires on May 18, 2004.

The Warrant Issuance Agreement includes a clause that requires Youbet “to use its best efforts” to enable TVG to designate a number of directors to Youbet’s board of directors based on TVG’s ownership of Youbet common stock according to a specified formula set forth in the agreement (the “Board Representation Clause”).3 Under the formula, if TVG owns more than 49.9% of Youbet’s outstanding common stock, TVG is entitled to designate three-fifths of the Board members. Additionally, the Additional Warrant contains a provision which states that Youbet “will not, by amendment to its Certificate of Incorporation or through any reorganization, recapitalization, conveyance or transfer of assets, consolidation, merger, dissolution, issuance or sales of securities or other agreement or voluntary act, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder

2 PX 6. Exhibits to the Plaintiff’s Opening Brief in Support of its Motion for a Preliminary Injunction will be designated throughout the opinion as PX [number] at [pg.]. References to the Plaintiff’s Opening Brief will be designated as OB at [pg.]. References to deposition testimony will be designated as [deponent] [pg.].

3 PX 3 § 4.05.

by [Youbet], or take any act which is inconsistent with the rights granted to [TVG] in this Warrant or otherwise conflicts with the provisions hereof” (the “No Impairment Clause”).4

In the early part of 2002, Youbet began to consider the possibility that TVG would exercise the Additional Warrant. The Monitor Group, a consulting firm, was employed to assist Youbet in developing its strategy to address TVG and the Additional Warrant. On June 7, 2003, Youbet management, including its CEO Mr. Champion, and the Monitor Group, met to consider the implications of the Additional Warrant.5 A summary of this meeting, entitled “Summary from June 7th Offsite on Additional Warrant,” indicates that among the things considered to “discourage TVG from exercising [the] warrant” were “Stagger Board of Directors” and “Supermajority without shareholder vote.”6 On June 15, 2003, a document produced by Monitor entitled “Gemstar/TVG Warrant Workshop: Background Material” was distributed by Youbet’s general counsel to Messrs. Champion and Barletta, among others.7 This document provides detailed information about TVG, the Additional Warrant, the Board Representation Clause, and the No Impairment Clause and was prepared in advance of a meeting held on June 17, 2003 regarding the Additional Warrant.8 A substantially similar document was provided to Mr. Marshall on June 19, 2003.9 A third document relating to the Additional Warrant was also

4 PX 2 § 5(b). The Warrant Issuance Agreement also contains a “Make Whole Clause” providing that if Youbet issues any shares of common stock after TVG exercises the Additional Warrant, then Youbet must issue an equivalent number of shares to TVG in order for TVG to maintain a 51% equity stake in Youbet. PX 3 § 4.07(b). Furthermore, the License Agreement contains a “Cross Default Provision” whereby if the Warrant Issuance Agreement is violated TVG may terminate the License Agreement. PX 5 §§ 4.1 (b), 6.4.

5 Champion 42.

6 PX 10 at D10215.

7 PX 1 at D10707-08.

8 Id. at D10720-22.

9 PX 11.

prepared by Youbet and/or Monitor, but the record is unclear when, if ever, management or the Board received this document.

On July 31, 2003, the Board met to consider, among other things, a proposal to change Youbet’s bylaws. The minutes of the meeting state that Youbet’s general counsel reviewed the proposed changes to the bylaws and that a discussion by the Board followed. “Specifically the Board discussed amending the Corporations [sic] Certificate of Incorporation and By-laws to provide for the classification of the Board into three classes of 3 directors, with 3 year staggered terms of office [“Staggered Board Provision”]; and to provide that future amendments to the Certificate of Incorporation and By-laws must be approved by an affirmative vote of at least 66 2/3% of the votes of the outstanding shares of the Company’s Common Stock [“Supermajority Provision”]” [collectively the “Amendments”].10 Deposition testimony indicates that in its deliberations on these issues the Board considered TVG.11 Specifically, the Board considered the interaction between the Amendments and the Warrant Issuance Agreement and the Additional Warrant, including the Board Representation Clause and the No Impairment

10 PX 15 at D10032.

11 OB at 17.

Clause,12 and whether the Amendments would violate the Additional Warrant or the Warrant Issuance Agreement.13 The Board considered whether the Amendments would decrease the

12 Champion 23; Marshall 28-29, 50-52, 57-58. In his deposition testimony Mr. Marshall stated “[t]he Board clearly understood TVG had a warrant in the company and that there could be implications from staggering the board, and therefore, relating to the change of the bylaws to two-thirds vote.” Marshall 52:10-l4.

13 Edgar 31-32; Marshall 57-58.

likelihood that TVG would exercise the Additional Warrant.14 In addition, it appears that near the end of the meeting, Monitor provided the Board a detailed description of the “pros and cons” for Youbet shareholders if TVG exercised the Additional Warrant.15 The Board unanimously adopted a resolution approving the Amendments, scheduled the Annual Meeting for September 26, 2003, and set the record date for the Annual Meeting as August 4, 2003.

On August 13, 2003, Youbet filed its Preliminary Proxy Statement with the Securities and Exchange Commission (“SEC”).16 Youbet’s Definitive Proxy Statement was filed with the SEC and distributed to shareholders on August 25, 2003. Distributed with the Proxy Statement was Youbet’s most recently filed Annual Report, Form 10-KSB. Youbet’s Form 10-KSB incorporates by reference as exhibits the License Agreement and the Warrant Issuance Agreement.

The Proxy Statement states that the Staggered Board Provision is “designed to assure continuity and stability.”17 The section of the Proxy Statement related to the Staggered Board Provision also states:

The proposed classified board amendment will extend the time required to effect a change in control of the Board of Directors through the election of directors and may discourage hostile takeover bids for the Company. . . . If the Company implements a classified Board of Directors, even if a takeover bidder were to acquire a majority of the voting power of the Company’s outstanding Common Stock, it will take at least two annual meetings to effectuate a change in control of

14 Marshall 34-36, 43-44. Mr. Marshall stated in deposition testimony that “the discussion was that having a staggered board could make [TVG] less inclined . . . to exercise the warrant.” Marshall 35:17-20.

15 PX 16 at D10852.

16 Youbet filed its Preliminary Proxy Statement, providing notice to stockholders of the proposed Amendments, after the record date set by the Board. Mr. Champion testified that one of the reasons for selecting an early record date was to prevent TVG from exercising the Additional Warrant and obtaining the votes necessary to defeat the Amendments. Champion 37.

17 PX 16 at D10852-54.

the Board of Directors because only a minority of the directors will be elected at each meeting. . . . [T]his provision of the Certificate will not be subject to amendment by vote of less than 66 2/3% of the voting power of all outstanding stock of the Company entitled to vote present, in person or represented by proxy on such an amendment at a stockholders’ meeting duly called for such purpose. This could discourage certain takeover attempts, perhaps including some takeovers that stockholders may feel would be in their best interests. . . . [T]he classified board proposal will tend to perpetuate present management.18

The section of the Proxy Statement related to the Supermajority Provision similarly states that it is designed to promote continuity and stability, and that “[i]f this proposed amendment . . . is approved, it may discourage hostile takeover bids for the Company, perhaps including some takeovers that majority of stockholders may feel would be in their best interests.”19 The two sections relating to the proposed Amendments do not discuss TVG.

The Proxy Statement discloses, in sections unrelated to the Amendments, items related to TVG. Specifically, the Proxy Statement discloses that TVG is the beneficial owner of 51% of Youbet’s outstanding common stock due to the Additional Warrant, that the Additional Warrant is “currently exercisable,” and that the “aggregate exercise price” is $41,082,442 based on the defined exercise price of $2.50 per share of common stock. In another section, the Proxy Statement discusses the License Agreement between TVG and Youbet, and that the License Agreement required Youbet to issue TVG the Initial and Additional Warrants. Also, as noted above, Youbet’s Form 10-KSB was distributed with the Proxy Statement. The Form 10-KSB discloses additional information relating to the Warrant Issuance Agreement and the License Agreement, and incorporates both agreements by reference as exhibits. The Proxy Statement

18 Id. at D10332.

19 Id. at D10333.

and the Form 10-KSB do not discuss the Board Representation Clause, the No Impairment Clause, or the Cross-Default Provision.

II. ANALYSIS

The plaintiff alleges that the Proxy Statement is materially misleading and defendants have breached their fiduciary duty to disclose fully and fairly to stockholders all material information in seeking stockholder approval of the Amendments. Plaintiff seeks to enjoin the September 26, 2003, Annual Meeting20 pending the issuance of corrective disclosures. The core disclosure claims all concern information about TVG as it relates to the Amendments, but are separated into three more specific allegations. First, plaintiff contends that because the Proxy Statement does not disclose that the Board considered TVG, the Additional Warrant, the Warrant Issuance Agreement, and whether the Amendments might affect TVG’s rights, it is materially misleading. Plaintiff insists that the Amendments were a defensive measure aimed at TVG and such information is material. Second, plaintiff argues the Proxy Statement fails to disclose the consequences of frustrating TVG’s rights under the Additional Warrant. And, finally, plaintiff contends that the Proxy Statement fails to accurately describe the nature of TVG’s rights under the Warrant Issuance Agreement, the Additional Warrant, or the License Agreement, especially since the Board Representation Clause, the No Impairment Clause, and the Cross-Default Provision are not discussed in the Proxy Statement.21

20 Youbet’s 2002 annual stockholder meeting occurred in December 2002. Under 8 Del. C. § 211, Youbet is not required to hold its next annual meeting until January 2004.

21 The plaintiff also raises several disclosure claims that were not asserted in the original complaint, but were uncovered during discovery. TVG’s additional claims are (1) that the Board only approved the Amendments “in concept” and that the Proxy Statement does not accurately describe this fact, OB at 35-39; (2) the Proxy Statement misstates the voting threshold of the Supermajority Provision as 2/3rds of the quorum rather than 2/3rds of outstanding shares, OB at 39-41; (3) that the Board has not disclosed its currently effective bylaws nor a change in an advance notice provision in the bylaws, OB at 41-44; and (4) that a non-party former-director resigned out of disagreement with the Board’s actions on July 31, 2003, OB 33-34. Although this Opinion does not address whether

The standard on a motion for preliminary injunction is well-settled. In order to prevail, the plaintiff must establish: (1) a reasonable likelihood of success on the merits of at least one claim; (2) that irreparable harm will be suffered by the plaintiff if the injunction is denied; and (3) that the harm that the plaintiff will suffer if the injunction is not granted outweighs the harm that the defendant will suffer if the injunction is granted.22

A.    Reasonable Likelihood of Success

The basic legal standard used to determine the plaintiff’s likelihood of success on the merits is familiar: the defendant directors have the duty to disclose in a non-misleading manner all material facts bearing on the decision of the Youbet stockholders’ to approve the Amendments.23 The test for materiality is as follows:

An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote. . . . It does not require proof of a substantial likelihood that disclosure of the omitted fact would have caused a reasonable investor to change his vote. What the standard does contemplate is a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder. Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.24

Under this standard, the issue becomes whether information considered by the Board regarding the interrelationship between the Amendments and TVG’s rights under the Additional Warrant,

the plaintiff has a reasonable likelihood of success with respect to these claims, the Court nonetheless has concerns that the misstatement of the voting threshold and non-disclosure of the bylaws (and certain changes thereto) would be material to a stockholder.

22 In re Aquila Inc. Shareholders Litig., 2002 WL 27815 at *5 (Del. Ch.); S.I. Mgmt L.P. v. Wininger, 707 A.2d 37, 40 (Del. 1998).

23 See, e.g., Malone v. Brincat, 722 A.2d 5, 10 (Del 1998); Skeen v. Jo-Ann Stores, Inc., 750 A.2d 1170, 1174 (Del. 2000); McMullin v. Beran, 765 A.2d 910, 925 (Del. 2000).

24 Arnold v. Society for Sav. Bancorp., 650 A.2d 1270, 1277 (Del. 1994) (quoting TSC Indus. v. Northway, Inc., 426 U.S. 438, 449 (1976)).

the Warrant Issuance Agreement, and the License Agreement “would have assumed actual significance in the deliberations of the reasonable shareholder.”25

The factual record established during discovery demonstrates that TVG’s warrant to acquire a 51% stake in Youbet was thoroughly analyzed by senior management and some directors, with the assistance of hired consultants, in the weeks preceding the July 31st Board meeting. Whole documents are devoted to this subject. Before the Board meeting, Youbet evaluated the option of adopting a staggered board and a supermajority provision as defensive measures aimed at frustrating TVG’s ability to obtain control of the Company—the exact measures ultimately adopted at the July 31st Board meeting. At the meeting itself, the interaction between TVG’s various rights under the Warrant Issuance Agreement and the Additional Warrant and the Amendments was discussed, as well as whether the Amendments would affect TVG’s actual exercise of the Additional Warrant. Additionally, the advantages and disadvantages to shareholders of TVG’s exercise of the Additional Warrant were presented to the Board. Given the entirety of the factual record, it is hard to escape the conclusion that the Amendments were specifically designed as defensive measures aimed directly at TVG.26

25 Id.

26 This conclusion is buttressed by the Make Whole Clause and the setting of the record date preceding the Preliminary Proxy Statement. Given the existence of the Make Whole Clause, it is unlikely that there are other potential acquirors of Youbet. Even if a potential acquiror purchased 51% of Youbet’s stock on the open market, TVG’s warrant would still allow it to acquire a 51% stake. Additionally, the fact that Youbet was concerned about TVG exercising the warrant in advance of the Annual Meeting suggests that the Amendments were targeted at TVG. See supra note 16.

The Proxy Statement, however, fails to accurately depict the purposes or effects of the Amendments—purposes and affects the Board itself found relevant in its deliberations.27 A reasonable shareholder, when reading the Proxy Statement and Form 10-KSB, is given the impression that the Amendments are merely routine measures adopted on a “clear day” and designed to ensure “continuity and stability,”28 and that little, if any, consideration was given to TVG when adopting the Amendments. This impression is false and misleading.

Delaware law requires a full and fair explanation of the rationale for a proposal that directors are recommending stockholders to approve. The Board is required to disclose its motivations candidly,29 a proposition that “hardly needs citation of authority.”30 Delaware does not stand alone on this point, however. The Securities and Exchange Commission has for some time recognized that full disclosure of the purposes and effects of defensive measures is of actual significance to shareholders.31 Ultimately, the Board should have disclosed that the Amendments were adopted with TVG in mind and provided shareholders with the necessary information about TVG’s rights in order for shareholders to make an informed decision about how to cast their votes.

27 The fact that the Board considered this information material is perhaps the strongest evidence that this information is material to a shareholder.

28 PX 16 at D10852-54.

29 See In re Pure Resources, Inc, S’holders Litig., 808 A.2d 421, 451-52 (Del. Ch. 2002) (tender offeror must disclose motivations candidly); O’Reilly v. Transworld Healthcare, Inc., 745 A.2d 902, 919-22 (Del. Ch. 1999) (undisclosed motive found material).

30 Highland Capital, Inc. v. Longview Fibre Co., 1990 WL 3973, at *5 (Del. Ch. Jan. 22, 1990).

31 SEC Release No. 34-152, 1978 WL 186739, at *2-3 (Oct. 13, 1978) (requiring disclosure of the reason for amendments and “an explanation of the factors and/or principles supporting or serving as the foundation for the reason stated”). See also Highland Capital, 1990 WL 3973, at *3 (citing Release); S.E.C. v. Dorchester Gas Corp., 1984 WL 2369, at 2 & n.l (D.D.C. Jan. 9, 1984 (citing Release and “emphaz[ing] the need for adequate and accurate disclosure with respect to anti-takeover and other defensive measures”)).

Defendants’ disclosures actually cross the line from omitting material information to become affirmatively misleading. Reading the Proxy Statement’s generic justifications for adoption of the Amendments, in my opinion, would leave a reasonable shareholder with the impression that TVG was not a factor—the opposite of the truth. In other words, by stating that the Amendments would discourage hostile takeover bids generally, without mentioning TVG specifically, the Proxy Statement creates the negative inference that the Board was unaware that TVG might be discouraged from attempting to acquire control of the company. The Board’s generic, partial disclosure of the purposes of adopting the Amendments is materially misleading absent mentioning TVG.32

Defendants have argued strenuously that the disclosures sought by the plaintiff would require “speculation.” There is nothing speculative, however, about requiring the Board to disclose its true rationale for recommending the Amendments. Defendants are correct that Delaware authority cautions against requiring disclosures of speculative information in order to shield shareholders from misleading or unreliable information, but it is not speculative to require the Board to disclose known risks accompanied by adoption of the Amendments.33 One does not need to speculate to disclose that the Board actually considered whether the Amendments would

32 See Zirn v. VLI, 681 A.2d 1050, 1057 (Del. 1996) (requiring full disclosure where partial disclosures only represent a half-truth).

33 The term “speculation” conjures up the idea that the Board would be engaging in mere conjecture or guesswork if it was required to disclose the advantages and disadvantages of frustrating TVG’s ability to acquire control of the Company. But the documentary record indicates that these risks were well known by senior management and the Board. See, e.g., PX 1, PX 10, PX 11, and PX 16. Regardless, in contexts such as this where the disclosure of the effects of the Amendments is material to shareholder deliberations, some disclosure of “soft information” may be required. R.S.M., Inc. v. Alliance Capital Mgmt. Holdings, L.P., 790 A.2d 478, 502 n.39 (Del. Ch. 2001); Zirn, 681 A.2d at 1059.

discourage TVG from exercising the Additional Warrant or might violate the Warrant Issuance Agreement.34

The Defendants make much of the fact that the License Agreement and Warrant Issuance Agreement are referenced as exhibits to the Form 10-KSB and cites Wolf v. Assaf 35 and Orman v. Cullman36 for the proposition that disclosures made within a Form 10-K distributed with a proxy statement provide adequate notice to shareholders. These cases are of no assistance to the Defendants. The disclosures in the Form 10-KSB are largely duplicative of the disclosures in the Proxy Statement. Moreover, in both Wolf and Orman the material information was in the Form 10-Ks, but here the License Agreement and Warrant Issuance Agreement are only incorporated by reference and are actually attached to an unrelated distribution to shareholders made two years earlier. Additionally, although those agreements are disclosed in the Form 10-KSB, the portions of those agreements relevant to a reasonable shareholder are neither highlighted nor mentioned directly in connection with the Amendments. The failure to disclose the Board’s consideration of these agreements as they relate to the Amendments is not “cured by reason that it could be uncovered by an energetic shareholder reading an SEC filing.”37 Furthermore, even if a shareholder read through the entirety of the License Agreement and the Warrant Issuance Agreement, it is incredible to suggest that a reasonable shareholder would identify the Board

34 Requiring the Board to disclose that it considered whether the Amendments would infringe on TVG’s contractual rights does not require self-flagellation. Youbet’s contention is that, in fact, the Board concluded that the Amendments would not violate TVG’s rights. The Board was under a duty to disclose whether the prospect of litigation was relevant to the decision to adopt the Amendments. See In re Trans World Airlines. Inc. S’Holders Litig., 1988 WL 111271, at *12 (Del. Ch. Oct. 21, 1988) (directors do not have to adopt the plaintiff’s legal conclusions, but must disclose their own conclusions when relevant to the decision made).

35 1998 WL 326662 (Del. Ch. 1998).

36 794 A.2d 5 (Del. Ch. 2002).

37 Trans World Airlines, 1988 WL 111271 at *10.

Representation Clause or Cross-Default Clause as significant to the Amendments when the Proxy Statement itself mentions neither TVG generally nor these provisions specifically when discussing those same Amendments. To conclude otherwise would create a “super” shareholder standard and create almost limitless opportunities for deception of the “reasonable” shareholder.

TVG has firmly established a reasonable likelihood of success on the merits of its claim for a breach of the fiduciary duty of disclosure.

B.    Irreparable Harm / Balance of the Equities

The threat of an uniformed stockholder vote constitutes irreparable harm. “[I]t is appropriate for the court to address material disclosure problems through the issuance of a preliminary injunction that persists until the problems are corrected.”38 Otherwise this Court is forced to engage in an imprecise and inefficient method by which to remedy disclosure deficiencies. Especially where, as is the case here, the Court must “unscramble the eggs” and conduct a post-hoc reorganization of a standing board.39

Defendants’ argued vigorously in their briefs and at oral argument that Youbet would be harmed by enjoining the shareholder vote. Youbet warns of consequences to its share price and fears that the “trust” it has developed among its gambling customers will be eroded. As to the first concern, it is axiomatic that enjoining a shareholder meeting may affect the price of a

38 In re Staples, Inc. S’holders Litig., 792 A.2d 934, 960 (Del. Ch. 2001). See also In re Pure Resources. Inc. S’holders Litig., 808 A.2d 421, 452 (Del. Ch. 2002); Gilmartin v. Adobe Resources Corp., 1992 WL 71510, *8-9 (Del. Ch. Apr. 6, 1992); Sonet v. Plum Creek Timber Co., 1999 WL 160174, at *11 (Del Ch. Mar. 18, 1999); Sealy Mattress Co. of New Jersey v. Sealy, Inc., 532 A.2d 1324, 1340-41 (Del. Ch. 1987); Joseph v. Shell Oil Co., 482 A.2d 335, 344 (Del. Ch. 1984); Am. Pac. Corp. v. Super Food Serv., Inc., 1982 WL 8767, at *4 (Del. Ch. Dec. 6, 1982).

39 Even where there is no “unscrambling the eggs” problem, courts have recognized the need to enjoin a shareholders meeting rather than allow a tainted vote to occur. For example, in Staples, 792 A.2d at 960, the Court was faced with a situation where the primary issue was whether shareholders were receiving appropriate value following a reclassification of stock.

company’s stock. But this concern is not unique to Youbet—all previous companies that have had shareholder meetings enjoined undoubtedly faced similar prospects—and is insufficient to allow a tainted shareholder vote to proceed. Youbet’s claim that this Court’s action will erode the trust it has developed with its customers and shareholders is curious: Youbet is asking this Court to refrain from enjoining the shareholder vote due to Youbet’s misleading statements because to do so may give others the impression that Youbet might have made misleading statements. Youbet cannot hide behind the veneer of its own self-righteousness.

Both sides also make irreparable harm claims related to TVG’s right to exercise the Additional Warrant and obtain majority control. Youbet claims that TVG will not suffer irreparable harm because TVG does not intend to exercise the Additional Warrant. This argument, however, misses the mark. An injunction to prohibit a shareholder vote does not seek to vindicate the right of TVG to exercise the warrant. Rather, an injunctive remedy of this nature “specifically vindicates the stockholder right at issue – the right to receive a fair disclosure of the material facts necessary to cast a fully informed vote – in a manner that later monetary damages cannot.”40 Similarly, TVG argues that it is suffering irreparable harm because the Amendments frustrate its present, yet unexercised, right to obtain majority control.41 This alleged harm, while plausible, borders on the speculative.42 And this Court need not make a finding that such a harm

40 Staples, 792 A.2d at 960.

41 See ACE Ltd. v. Capital Re Corp., 747 A.2d 95, 110 (Del. Ch. 1999); True North Communications, Inc. v. Publicis, SA., 711 A.2d 34, 44-45 (Del. Ch. 1997), aff’d, 705 A.2d 244 (Del. 1997) (TABLE).

42 Youbet also argues that it will be irreparably harmed if TVG is allowed to exercise the warrant. Putting aside that this contradicts Youbet’s argument that TVG does not intend to exercise the warrant, it is nonetheless unavailing because TVG can exercise the warrant in a world with or without the injunction.

is sufficient to justify a preliminary injunction. The harm to shareholders in the form of a misinformed vote is alone sufficient to justify the imposition of an injunction.43

III. CONCLUSION

For the reasons stated, I grant plaintiff’s motion for preliminary injunction. An Order has been entered in accordance with this decision.

A secured bond in the amount of $5,000 shall be posted by plaintiff before the injunction becomes effective.

IT IS SO ORDERED.

43 See supra note 38 and accompanying text.

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

ODS TECHNOLOGIES, L.P., Plaintiffs, v. DAVID M. MARSHALL, CHARLES F. CHAMPION, GARY ALDELSON, GUY CHIPPARONI, JAMES EDGAR, JOSEPH F. BARLETTA and YOUBET.COM, INC., Defendants.	) ) ) ) ) ) ) ) ) ) ) ) ) )	Civil Action No. 20527

O R D E R

For the reasons set forth in this Court’s Memorandum Opinion entered in this case, on this date, it is ORDERED:

1. Plaintiffs motion for a preliminary injunction is granted.

2. Defendants, their counsel, agents, directors, officers, employees, and all persons acting under, in concert with, or for them are preliminarily enjoined from proceeding upon Proposal No. 1, the Staggered Board Provision, or Proposal No. 2, the Supermajority Provision, identified in Youbet’s Proxy Statement of August 25, 2003, until such time as Youbet and the defendant directors make corrective disclosures consistent with the matters discussed herein and such other matters as Youbet’s directors deem appropriate and those disclosures have been adequately disseminated to Youbet’s stockholders; and

3. This Order shall become effective upon plaintiff’s posting of a secured bond in the sum of $5,000.

/S/    WILLIAM B. CHANDLER III

                                    Chancellor

Dated: September 25, 2003